Exhibit 99.3

Announcement

Cable & Wireless completes sale of Sakhalin entities to Vimpel-Communications

Cable and Wireless plc (“Cable & Wireless”) announces today, 13 July 2005, the completion of the sale of its 61.4% interest in Closed Joint Stock Company “Sakhalin Telecom Mobile” (“STM”) and its participation interest of 60.0% in Limited Liability Company “Joint Venture “Sakhalin Telecom Limited” (“ST”) to Open Joint Stock Company “Vimpel-Communications”.

As at 31 March 2005, the net assets of STM and ST were, in aggregate, £7.7 million. Consideration, inclusive of the repayment of a loan from Cable & Wireless of US$2.2 million, was US$44 million (£25 million at yesterday’s exchange rate). The consideration, excluding loan repayment, was paid in cash on completion. The loan from Cable & Wireless will be repaid in full within seventy days of completion. The disposals are not material to the consolidated group accounts of Cable and Wireless and the Group’s other operations in Russia are unaffected by the disposals.

STM operates a GSM mobile phone network on the island of Sakhalin in the Far East Federal District of the Russian Federation. ST is a fixed line operator in Sakhalin whose services comprise international voice, national and international private leased circuits, equipment supply and Internet services.

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Craig Thornton
Manager, Investor Relations
Tel: +44 20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: +44 20 7315 4046

Media:
Lesley Smith
Group Director Corporate and Public Affairs
Tel: +44 (0)1344 726945

Steve Double
Group Head of Media Communications
Tel: +44 (0)1344 726946
Mob: +44 (0)7917 067580

Cable & Wireless press office
Tel: 01344 818888

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides fixed and mobile voice, data, IP (Internet Protocol) and broadband services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, the Caribbean, Panama, Macau and Monaco. For more information about Cable & Wireless, go to www.cw.com <http://www.cw.com>.